Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

ANNOUNCEMENT IN RELATION TO APPROVAL BY

ISSUANCE EXAMINATION COMMITTEE OF CSRC OF THE

APPLICATION FOR THE NON-PUBLIC ISSUANCE OF

A SHARES OF THE COMPANY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 30 October 2019, 6 January 2020 and 15 April 2020 (the “Announcements”) and the circular of the Company dated 12 November 2019 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

On 24 April 2020, the Issuance Examination Committee of the China Securities Regulatory Commission (the “CSRC”) reviewed the application for the A Share Issuance. According to the review results, the Company’s application for the A Share Issuance was approved.

Currently, the Company has not received the written approval from the CSRC. The Company will issue a separate announcement upon receipt of the formal approval document from the CSRC.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

26 April 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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